AMERICAN PACIFIC CORPORATION

March 25, 2005

Via EDGAR AND OVERNIGHT MAIL

Scott Watkinson
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 0304
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:	Form 10-K for the fiscal year ended September 30, 2004 Form 10-Q for the period ended December 31, 2004 File No. 1-8137

Dear Mr. Watkinson:

     On behalf of America Pacific Corporation, a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 15, 2005 (the “Staff Letter”) with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2004 and the Form 10-Q for the period ended December 31, 2004.

     For the Staff’s convenience, we are also sending in paper format by hand delivery copies of this letter and the exhibits referred to herein. All supplemental materials enclosed with this letter are included in paper format only and have not been transmitted via EDGAR.

     The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in the Staff Letter. We have incorporated the text of the Staff’s comments into this response letter in italicized type and have followed each comment with the Company’s response in regular type. References in the letter to “we,” “our” or “us” means the Company, unless otherwise specified.

Securities and Exchange Commission
March 25, 2005
Page Two

Form 10-K for the year ended September 30, 2004

General

Comment No. 1

     Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response No. 1

     We have provided the requested disclosure or other revisions to the Staff’s comments in our responses below, as applicable. We will include such additional disclosure or other revisions in our future filings as described in our responses below.

Selected Financial Data, page 20

Comment No. 2

     Please revise your disclosure to include dividends declared per common share as required by Instruction 2 to Item 301 of Regulation S-K.

Response No. 2

     Historically, American Pacific has not paid a dividend to its shareholders. In January of 2003, the Board of Directors instituted a Dividend and Stock Repurchase program (the “Program”). This Program designates 25% of its annual free cash flows (as calculated under the Program) to either stock repurchases and/or dividends.

     In December 2003, due to good financial performance in fiscal 2003, under the Program the Board of Directors declared a dividend of $0.42 per share. No dividend was paid for fiscal 2004 performance due to lower levels of profitability and share repurchases that occurred during the fiscal year. This information was disclosed in Note 12 “Dividend and Stock Repurchase Program” section in our Form 10-K filing. We inadvertently failed to reflect this information as required by Instruction 2 to Item 301 of Regulation S-K. We will reflect any cash dividends per share on our table of financial data in the future.

     Supplement 1 contains a revised form of Selected Financial Data that will be used in future filings which includes this, and selected other information, in the Other Data section.

Securities and Exchange Commission
March 25, 2005
Page Three

Results of Operations, page 24

Comment No. 3

     Please revise your discussion to explain the causes of the significant increase in the receivables collection period in 2004 compared to 2003, including an explanation of whether this may be indicative of receivables collection problems.

Response No. 3

     In future filings we will add the following information:

     Our reported accounts and notes receivables (the “Receivables”) increased by approximately $7.0 million for fiscal 2004 as compared to fiscal 2003 for the period ending September 30. The net increase in Receivables resulted principally from two large perchlorate chemical sales (approximately $10.3 million in total) that were completed just prior to the end of the period. As a result, Receivables from our perchlorate chemical business (part of Specialty Chemical segment) increased by approximately $7.6 million in comparison to the same period in fiscal 2003.

     The consolidation of our ES joint venture added approximately $2.5 million of Receivables as of September 30, 2004. ES was not consolidated in the year earlier financial statements. However, the increase in Receivables from ES was offset by the reduction in Receivables from the rest of our businesses (excluding the perchlorate chemical business).

     During the first quarter of fiscal 2005 we completed an acquisition (the “ISP Acquisition”) that added approximately $6.6 million in Receivables to our consolidated financial statements. Excluding the impact of the ISP Acquisition, Receivables from the existing businesses decreased by approximately $3.2 million by the end of the first quarter in comparison to the end of the 2004 fiscal year.

     The increase in receivables as of September 30, 2004 in comparison to year earlier levels represents normal operating condition for our business. There has been no material change in: (i) the terms and conditions we extend to our customers, and (ii) the cash payment performance of our customers.

Summarized Quarterly Financial Data, page 31

Comment No. 4

     Please revise your disclosure to include income (loss) before extraordinary items and cumulative effect of a change in accounting and per share data based upon such income (loss) as required by Item 302(a)(1) of Regulation S-K.

Securities and Exchange Commission
March 25, 2005
Page Four

Response No. 4

     As of March 31, 2004, we consolidated our 50% owned Energetic Systems (“ES”) joint venture as a consequence of the application of FASB Interpretation No. 46®. At this time we reported a cumulative effect of accounting change of $769,000 (net of a tax benefit of $414,000) on our second quarter Form 10-Q.

     This information was disclosed in Note 1 “Summary of Significant Accounting Policies” section in our Form 10-K filing. We inadvertently failed to reflect this information as required by Item 302(a)(1) of Regulation S-K. In future filings we will include within our Consolidated Statement of Operations separate line items for: (i) income (loss) before extraordinary items and cumulative effect of a change in accounting, and (ii) per share data based upon such income (loss). Our second quarter of fiscal 2004 is the only period with a cumulative effect of accounting change in our reported financial statements. Accordingly our report on Form 10-Q for our third quarter of fiscal 2005 will include a presentation of this information.

     Supplement 2 contains a revised form of disclosure showing the presentation of this information as it will be provided in the Form 10-Q.

Financial Statements

Comment No. 5

     It is unclear whether you have provided the information required by Rule 5-04 of Regulation S-X to be included in Schedule II. Please advise or revise.

Response No. 5

     Based on the excellent payment history that we have experienced with our customers (many of which are US government contractors), we did not establish reserves against amounts reported in the accounts and notes receivable line item of our financial statements. Accordingly, we believe that the presentation of this item is consistent with Rule 5-04 of Regulation S-K. In future filings we will add the following sentence to our accounting policies discussion: “Management believes that a reserve against accounts and notes receivables is not necessary because our customers consist of large corporations, many of which are government contractors procuring products from us on behalf of or for the benefit of government agencies, with excellent credit and a history of paying all accounts due from us in their entirety.”

Statements of Operations, page 41

Comment No. 6

     Please revise the net interest and other expense (income) line item to present interest income, interest expense and other expense (income) as separate line items. Net

Securities and Exchange Commission
March 25, 2005
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presentation is not appropriate. Please also disclose in a footnote in table format the components and related amounts included in the revised other expense (income) line item for each period your statement of operations is presented, including interim periods. See Rules 5-03.7 to ..9 of Regulation S-X. In addition, please separately disclose the amounts of interest income and preferred stock dividends received from your ES joint venture for the six-months ended March 31, 2004 and each of the years ended September 30, 2003 and 2002. Please also disclose the statement of operations line item that each of these amounts was included in prior to ES being consolidated by you on March 31, 2004.

Response No. 6

     Supplement 1 and Supplement 3 separately discloses our annual interest income, interest expense and other expense (income) line items. Supplement 4 separately discloses our quarterly interest income, interest expense and other expense (income) line items.

     Supplement 5 separately discloses the amounts of interest income and preferred stock dividends received from our ES joint venture for the six-months ended March 31, 2004 and each of the years ended September 30, 2003 and 2002.

     During the third quarter of fiscal 2004 we received our only preferred stock dividend from ES in the amount of $25,000. Thus for the six-months ended March 31, 2004 and each of the years ended September 30, 2003 and 2002 there were no preferred stock dividends to report.

     The other expense line item is comprised entirely of the losses that our ES joint venture incurred prior to our consolidating this business.

Securities and Exchange Commission
March 25, 2005
Page Six

Comment No. 7

     Please provide us with your significance computations under Rule 3-09 of Regulation S-X for the ES joint venture for each period presented. Please also tell us for the six months ended March 31, 2004 and each of the years ended September 30, 2003 and 2002 the following:

a.	ES joint venture’s pre-tax income,

b.	its total preferred stock dividends and

c.	the portion that were yours.

Response No. 7

     Supplement 6 provides the significant computation analysis for the ES joint venture under Rule 3-09 of Regulation S-X. We determined that disclosure of financial information for the ES joint venture was needed. We disclosed key financial information for the ES joint venture in paragraph form in the “Investments in and Advances to Joint Venture” section of our 2003 and 2004 quarterly and annual financial statements until the financial results of the ES joint venture were consolidated as of March 31, 2004.

     Supplement 7 provides the ES joint venture’s pre-tax income for the six month period ended March 31, 2004 and for each of the years ended September 30, 2003 and 2002. The only preferred stock dividend, in the amount of $25,000, was received during our third quarter of fiscal 2004 after we were consolidating ES financial results. We were the only holder of the preferred shares at the time of the preferred stock dividend.

Comment No. 8

     Please also tell us how you treated these preferred stock dividends made by ES in your numerator and denominator for each period presented.

Response No. 8

     Since the one and only preferred stock dividend was received after we began consolidating the ES joint venture, this dividend was treated as an inter-company elimination and not disclosed in any financial statements.

Securities and Exchange Commission
March 25, 2005
Page Seven

Note 1 — Summary of Significant Accounting Policies, page 44

Comment No. 9

     Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the operating expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

a.	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

b.	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as operating expenses.

Response No. 9

     With the exception of the treatment of some shipping costs in our ES joint venture for the last two quarters of fiscal 2004 and the first quarter or fiscal 2005, which is discussed in question 10, all of our costs relating to the production and delivery of products are captured in our cost of sales line item. Production costs include the acquisition of raw materials (including inbound freight charges, purchasing and receiving costs, inspection costs, and warehousing costs) and their subsequent conversion to finished goods. Delivery costs include packaging, storage and transportation expenses.

     Our operating expenses include support services provided to the company. Such expenses include: (i) finance and accounting, (ii) legal, (iii) research and development, (iv) information systems, (v) corporate development, (vi) human resources, and (vii) senior management.

Securities and Exchange Commission
March 25, 2005
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Comment No. 10

     Please disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts paid by customers to you for shipping and handling and the line item(s) in which you include your actual costs for shipping and handling. If you do not include all of your actual costs for shipping and handling in cost of sales, also disclose the amounts of your actual costs for shipping and handling excluded from cost of sales for each period presented as required by paragraph 6 of EITF 00_10.

Response No. 10

     We are not responsible, operationally or financially, for transporting some of our products from our manufacturing facilities to their destination. We do not receive payments from our customers for shipping these products or incur shipping costs for them. For other products, we are responsible, both operationally and financially, for transporting those products from our manufacturing facilities to their destination. For our businesses other than ES, we record shipping and handling costs in cost of sales and amounts paid by customers are reflected in the selling price of the product and recorded as revenue from sales.

     As noted in our response to Question 4 above, we began consolidating the results of our ES joint venture beginning with the third quarter of fiscal 2004 and have reported those results on a consolidated basis for two quarters of fiscal 2004 and the first quarter of fiscal 2005. Our ES joint venture historically deducted shipping costs from gross sales, resulting in the net sales reported. The historical reason for this approach is that in the ES business products are sold to customers on a “price plus shipping” basis. Consequently, the same customer pays different prices for the same type and quantity of product shipped to different locations. The financial reporting practice of netting shipping costs against revenue better reflect the dollar amount of product sold during the reporting period. Upon consolidation of ES results during fiscal 2004, we maintained the practice of deducting shipping costs from gross sales for our ES joint venture.

     Upon further review of this practice, we have concluded that under EITF 00-10 we should include in gross revenues all amounts paid to us by ES business customers including amounts paid with respect to shipping, and include shipping costs in cost of sales. We will adopt this practice beginning with the report of results of our fiscal quarter ending March 31, 2005. ES shipping costs for the six month period ended September 30, 2004 amounted to approximately $656,000, or approximately 1.1% of reported gross revenues of $59,489,000. The impact on our gross margins of this reporting difference, a 0.3% reduction in gross margin from 32.3% to 32.0%, is similarly small. We believe that the difference in reported revenue and change in margins resulting from the reporting of ES results in a manner not entirely consistent with EITF 00-10 is immaterial to our overall financial results and to investors and does not require restatement of these prior periods.

Securities and Exchange Commission
March 25, 2005
Page Nine

Sales and Revenue Recognition, page 44

Comment No. 11

     Please provide us with additional information to help us understand the appropriateness of your recognition of revenue related to “bill and hold” transactions. In your response, please specifically address each of the seven conditions and five considerations discussed in SAB Topic 13:A(3)(a) — Bill and hold arrangements. Please also disclose the revenues recorded related to bill and hold sales for each period presented.

Response No. 11

     Two of our aerospace customers (Alliant Techsystems and GenCorp) purchase ammonium perchlorate (“AP”) from us for several classified and unclassified NASA and Department of Defense programs. AP is a bulky and potentially volatile product. It is manufactured by us on site and is transported to our customers in special purpose storage and transportation bins owned by our customers and provided to us. Our customers have limited supplies of these bins and when AP is ordered under our contracts and bins are not available we store AP in our own temporary storage containers.

     Our AP customers work in close coordination with NASA and DOD program offices. These governmental agencies are concerned about maintaining a strong solid rocket motor capability. AP is the primary raw material in the formation of a solid rocket motor. As a result, these AP customers are frequently given guidance from these governmental agencies as to the amount of AP that should be ordered from us in order to insure that a strong solid rocket infrastructure is maintained, even though the current level of use by NASA and the Department of Defense of solid fuel rocket motors has been significantly curtailed since the suspension of launches by the Space Shuttle program in 2003. The Space Shuttle program is presently scheduled to resume flights starting in May 2005.

     We manufacture AP against orders from our customers. AP is manufactured to order because there are differences in the formulation of AP that are specific and unique for each customer and end use the customer intends. Our contracts with our AP customers each contain “bill in place” provisions that authorize us to invoice them for AP product after initial crystallization. We recognize revenue from our AP customers at the time of invoicing. Under the terms of our contracts our performance obligations to our customers, other than transferring product to our customers’ containers in situations where we have stored the product in our own containers, are completed at the time of initial crystallization and loading into containers. Our customers are responsible for arranging shipping of filled containers of AP from our facility.

Securities and Exchange Commission
March 25, 2005
Page Ten

     We believe that our approach to revenue recognition for these Bill and Hold transactions is appropriate when analyzed under the factors and considerations described in SAB Topic 13:A(3)(a) — Bill and hold arrangements.

     1. The risks of ownership must have been passed to the buyer. Our contracts require payment of a fixed price for specified quantities of AP. Our customers bear all of the risk (or benefit) in the event of a decline (or increase) in the market value of AP. Under our contracts and applicable federal procurement regulations (FAR52.245-2(c), legal title to our AP passes to these Bill and Hold customers upon initial crystallization.

     2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation. Both of our AP customers are parties to written supply contracts. Individual orders to purchase AP are made pursuant to written purchase orders evidencing the obligation of our customers to purchase specified quantities of AP.

     3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis. Our written supply contracts require us to store processed AP at our facility at the request of our customers. The business purposes of our customers for ordering AP on a bill and hold basis, as discussed above, include: limitations in the number of containers available in which to store and transport AP; practical restrictions on our customers’ ability to store potentially hazardous AP at their own locations in contrast to our ability to do so at our location, particularly because the consumption of AP has declined due to the suspension of Space Shuttle launches; and the perceived national defense and aerospace interest in maintaining the AP supply infrastructure in place to ensure the continued availability of rocket fuel for these purposes.

     4. There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry). Despite the suspension of Space Shuttle launches, our customers continue to manufacture solid rocket fuel motors to support future missions. These customers have a schedule for the production of solid rocket motors which requires them to arrange the purchase of AP manufactured and sold to them from our site. The AP is produced for specific flight sets and is based upon the specifications of the customer. The order can not be substituted or utilized by any other customer. Therefore, although a delivery date may be delayed because of a change in the Space Shuttle program schedule, ultimately, the product produced and billed by invoice will be used for the specific flight set for which it was produced.

5. The seller must not have retained any specific performance obligations such that the earning process is not complete. By contract, the AP is transported in special-purpose storage and transportation bins owned by our customers and provided to us. After the process of initial crystallization is completed, if a customer-provided bin is available, the AP is transferred immediately into the customer-provided bin and all specific

Securities and Exchange Commission
March 25, 2005
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performance obligations have been met. If a customer-provided bin is not available, the AP is transferred into a temporary storage bin until the customer-provided bin arrives. The cost of transferring the AP from the temporary storage bin to the customer-provided bin is relatively minor, representing 5% or less of the total manufactured cost of the AP.

In the cases when the AP is transferred from the temporary storage bin to the customer-provided bin, we believe that 95% completion meets the definition of “substantially complete,” as defined in SAB 101. We have demonstrated a history of completing this task in a timely manner and have reliably estimated the remaining costs, which are accrued when the revenue is recorded.

     6. The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders. As noted above, AP is produced to each customer’s specifications and is not suitable for use by any other customer. When processing of AP is completed, it is tracked by batch number and inventory schedule and physically segregated from our other products, either in storage bins provided by a particular customer or in temporary containers that are clearly labeled as containing AP processed for a certain customer.

     7. The product must be complete and ready for shipment. After the process of initial crystallization is completed, the AP is ready for shipment and, in accordance with our sales contracts, we invoice our customers and record the related revenue.

     In addition to our analysis of these factors, we note the following with respect to certain considerations described in SAB Topic 13:A(3)(a.

     1. The date by which the seller expects payment, and whether the seller has modified its normal billing and credit terms for this buyer. Under the terms of our supply agreements with our two AP customers, we invoice for product upon completion of initial crystallization. Payment is due under the contracts within 30 days of submission of the invoice, regardless of whether the product is shipped immediately or held on behalf of the purchaser for future shipment. An average days outstanding analysis of our accounts receivable show no difference between the time to payment for product shipped immediately and product held for future delivery.

     2. The seller’s past experiences with and pattern of bill and hold transactions. Because AP is a hazardous substance that can be considered difficult to store, our customers have engaged in bill and hold transactions for virtually decades. The extent of such transactions increased as a result of the suspension of Space Shuttle flights, but we anticipate that when shuttle flights resume we will be called upon to store less AP than in the past.

     3. Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods Our supply contracts contain long term pricing provisions that set the price of our AP product. Our customers have no ability to receive any refund,

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March 25, 2005
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     rebate, price concession or other consideration with respect to any change in the value or market price of AP that has been ordered by them and invoiced by us.

     4. Whether the seller’s custodial risks are insurable and insured. Under our contracts and applicable federal procurement regulations (FAR52.245-2(c)), legal title and the risk of loss to our AP passes to these Bill and Hold customers upon initial crystallization.

     5. Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold (i.e., that the business reasons for the bill and hold have not introduced a contingency to the buyer’s commitment). We manufacture and store AP at our facility against purchase orders placed by our customers. Each purchase order constitutes a firm contract to purchase a specified amount of AP formulated in a certain manner at a specified price upon completion of initial crystallization. No outside agreements, side letters or other considerations have any impact on the process of manufacturing, storing, invoicing and recognizing revenue from the sale of AP.

     For the reasons stated above, we believe that our bill and hold policy satisfies the requirements of SAB Topic 13:A(3)(a) and that our revenue in this area is properly accounted for.

     As you requested, Supplement 8 provides a schedule of our bill and hold sales annually for the last three years and quarterly for the last two years.

Recently Issued Accounting Standards, page 47

Comment No. 12

     Please provide us with additional information regarding the anticipated effect of adopting SFAS 151.

Response No. 12

We have not completed the evaluation of the impact of the adoption of SFAS 151 on our financial statements. In particular, we have not completed the determination of the “normal” operating rate to use for our analysis. The acquisition of our new ISP business in fiscal 2005 further complicates this analysis. While it is certainly possible that a substantial decline in production activity from normal historical levels could have a material impact on our financial results, upon further review we believe that the choice of words in the disclosure in our Form 10-K, “The Statement is effective for us beginning in fiscal 2006 and could have a material effect on our financial statements upon adoption,” overstates the degree of confidence we have in this conclusion and should be revised. In future filings we will state that “The Statement is effective for us beginning in fiscal 2006. We cannot yet determine the extent of the impact such adoption would have on our financial statements, if any.” We will modify this

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March 25, 2005
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disclosure appropriately as our degree of confidence in a conclusion increases and our analysis of the effect of SFAS 151 is more complete.

Note 3 — Property, Plant and Equipment, page 48

Comment No. 13

     Please breakout the buildings, machinery and equipment line item into smaller components. At a minimum, please present buildings separately from machinery and equipment.

Response No. 13

     Supplement 9 provides a revised note to our financial report which separately discloses buildings separately from machinery and equipment.

Note 6 — Acquisition, page 49

Comment No. 14

     Please revise your discussion to describe here or under the intangible assets heading on page 45 the “certain intangible assets” acquired from Kerr McGee, including the amounts assigned to any major intangible asset class. Refer to paragraph 44(a)(1) of SFAS 142.

Response No. 14

     The 1998 Kerr-McGee transaction, which did not include the acquisition of any physical assets, created a $38.7 million (gross value) intangible asset on our balance sheet. This entire intangible asset was assigned to a single customer list asset class and amortized over a ten year period. The use of the adjective “certain” to modify intangible assets is not needed and will be eliminated in the future. The following provides an example of this change:

Old version: “we acquired, pursuant to a purchase agreement with Kerr-McGee, certain intangible assets related to Kerr-McGee’s production of AP (the “Rights”) for a purchase price of $39.0 million.

Modified version: “we acquired, pursuant to a purchase agreement with Kerr-McGee, an intangible asset (customer list) related to Kerr-McGee’s production of AP (the “Rights”) for a purchase price of $39.0 million.

Securities and Exchange Commission
March 25, 2005
Page Fourteen

Comment No. 15

     Please provide us with additional information to help us understand your conclusion regarding the significance of the ARC acquisition under Rule 3-05 of Regulation S X.

Response No. 15

     The purchase price paid by us in the acquisition of ARC was approximately $4.5 million. ARC had approximately $7.5 million in assets at that time. ARC was not profitable during the reporting periods prior to our acquisition of it.

     Our total assets as of the end of fiscal 2004 were approximately $100 million and our loss from continuing operations before taxes and extraordinary items was approximately $2.1 million. We believe that ARC did not meet the requirement of a significant subsidiary as specified under Rule 3-05 because each of our investment in ARC as a percentage of our consolidated assets, the assets of ARC as a percentage of our consolidated assets, and the income of ARC as a percentage of our income do not exceed the thresholds established in Rule 1-02(w) of Regulation S-X establishing a subsidiary as significant.

Note 7 — Income Taxes, page 50

Comment No. 16

     Please revise your discussion in this note and in MD&A to provide additional information regarding the factors leading to your $2.1 million change in estimate of deferred income taxes during fiscal 2004.

Response No. 16

     In future filing we will revise our discussion in Note 7 and in our MD&A discussion to include the following:

     The change in estimate of deferred income taxes during fiscal 2004 represents an amount previously recorded for tax contingency reserves. During the fourth quarter of fiscal 2004, we concluded that these tax contingency reserves where no longer required and were subsequently reversed. In fiscal 2004, based on the analysis of deferred income taxes, the Company revised its estimate for deferred tax liability by $2.1 million.

Securities and Exchange Commission
March 25, 2005
Page Fifteen

Note 8 — Employee Benefit Plans, page 50

Comment No. 17

     Please disclose the information described in the asterisked portions of paragraph 5 of SFAS 132® regarding your pensions and other post retirement benefits.

Response No. 17

     Please see Supplement 10 which provides the revised disclosure as required in the asterisked portions of paragraph 5 of SFAS 132®.

Comment No. 18

     Please tell us why you have disclosed an expected return on plan assets of 8% for the supplemental executive retirement plan when this plan appears to have no assets.

Response No. 18

     While we have targeted assets to be used to satisfy our current and future obligations under the supplemental executive retirement plan (“SERP”), these assets are not owned by the SERP plan and can be used for other corporate purposes. These SERP liabilities remain a general obligation of the company. As such we do not report the SERP plan owning any assets. The 8% expected return on SERP plan assets was derived from our pension plan. An expected return on a SERP plan without assets is meaningless and will be eliminated in future financial reports.

Note 9 — Commitments and Contingencies, page 52

Comment No. 19

     Please revise your disclosure to clarify whether you expect the lawsuits in which you are involved to have a material effect on your cash flows.

Response No. 19

     We note your comment and propose the following revision to our future disclosure:

     We have been and are also involved in other lawsuits. We believe that the lawsuits against the Company, individually and in the aggregate, will not have a material adverse effect on our financial condition, cash flows, or results of operations.

Securities and Exchange Commission
March 25, 2005
Page Sixteen

Comment No. 20

     It is unclear why the cost of the in situ remediation method to a reference dose of 1 ppb is not a reasonably possible additional loss. In addition, it is also unclear why the cost of the in situ method to a reference dose of 24 ppb is not the low end of the range of probable additional loss. Please supplementally tell us the cost of the in situ method to each of these references doses. Further, please provide us with additional information to help us understand why you believe neither the low end of the range of probable losses nor reasonably possible additional losses are estimable.

Response No. 20

     We are not currently subject to any “Consent Order” or “Consent Agreement” with any regulatory agency, including the Nevada Division of Environmental Protection, for the remediation of perchlorate contamination at Henderson, Nevada. We have pro-actively been working with the Nevada Division of Environmental Protection to explore ways that we could address this perchlorate contamination issue. These activities included characterizing the ground water effects of our operation in Henderson, Nevada as well as the presence of perchlorate in adjacent areas.

     We have investigated several methods to remediate perchlorate ground water contamination. We believe that a bio-remediation method operating in an in-situ configuration is the most effective approach. The in situ bioremediation (“ISB”) process will meet either standard being considered (24 ppb or 1 ppb) by the US Environmental Protection Agency (the “EPA”). Thus the cost of this project is insensitive to the standard that is ultimately adopted by the EPA.

     The actual in situ process components and arrangements are in design, about 10% complete. We are working with local and state regulators but do not yet know the key variables of the ISB project to accurately determine a cost estimate. Areas of uncertainty include the following:

a.	The volume of water per minute (the “rate”) to be remediated has not yet been determined. This variable will influence the cost of the capital equipment and the subsequent operational cost of the project.

b.	The number of ground water extraction and injection wells required has not yet been determined. The greater the number of wells the higher the project cost.

c.	The electron donor and biofoul control chemicals required in the ISB project have not been determined. There are significant differences in cost between the various candidates being considered. We are currently working to determine the best candidate that is able to meet all of the performance objectives.

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March 25, 2005
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d.	Access to the land required has not been secured. We are currently negotiating with three different entities for such access. The ultimate cost for this land access is still subject to negotiation.

     The discussions we are having with the Nevada Division of Environmental Protection concerning the remediation of perchlorate contamination at Henderson, Nevada may result in a reasonably possible additional loss. However, the cost for such remediation activities is presently not estimable due to the uncertainties discussed above. We expect to have a meaningful estimate of the costs for this project within the next six months. When this estimate is determined, we will take a charge to our earnings to create a reserve for these anticipated costs and account for it in a manner consistent with generally accepted accounting principles and the rules and regulations of the Commission.

Note 11 — Segment Information, page 55

Comment No. 21

     Please provide us with additional information regarding your operating segments and their aggregation into specialty chemicals and other businesses. In your response, please describe how the aggregated operating segments, including the ES joint venture, satisfy each of the criteria discussed in paragraph 17 of SFAS 131. Please also address your fiscal 2005 segments.

Response No. 21

     ES joint venture makes specialty chemical based packaged explosives. Upon the consolidation of the ES business into our financial reports, we included its operations within our Specialty Chemicals operating segment. This treatment was consistent with the criteria outlined in paragraph 17 of SFAS 131, if the business units are similar in each of the following areas:

a.	The nature of the products and services: Our perchlorate and azide specialty chemical businesses, part of our Specialty Chemical segment, sell energetic chemical products and services to their customers in the air bag and solid rocket motor industries respectively. Similarly, the ES business sells energetic chemical products and services to customers in the packaged explosives industry. Thus, there is a strong overlap in the nature of the products and services between the ES business and other businesses within our Specialty Chemical segment.

b.	The nature of the production processes: The ES business sells packaged explosive products that are based on a specific formulation of specialty chemicals that are customized to a specific particle size and distribution.

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Similarly, the businesses within our Specialty Chemical segment all share similar formulation and customization characteristics. In addition, a key specialty chemical ingredient used in ES products is ammonium perchlorate, which is obtained from our perchlorate business unit.

c.	The type or class of customer for their products and services: The businesses within our Specialty Chemical segment and the ES business market their products to a common specialty chemical customer base. More specifically, ES and our perchlorate and azide businesses, market their products to the energetic niche of the specialty chemical market.

d.	The methods used to distribute their products or provide their services: The businesses within our Specialty Chemical segment and the ES business use similar direct to customer selling channels and distribute products to customers using similar distribution methods (truck, boat) to transport their products. Services provided by the businesses within our Specialty Chemical segment and the ES business are both usually based on the customer site and are sold directly by us.

e.	The nature of the regulatory environment: The businesses within our Specialty Chemical segment and the ES business are subject to many of the same local, state, and federal regulatory agencies. The use of perchlorate chemicals by ES in its products makes it subject to many of the same regulations and restrictions as the rest of our perchlorate products.

     We report the operating performance of our recently acquired ISP business in a new Aerospace Equipment operating segment beginning in our first quarter Form 10-Q. The ISP business is a supplier of commercial and military propulsion products and the world’s largest producer of bipropellant thrusters. The ISP business unit differs from our other business units in regard to:

a.	The nature of the products and services: The ISP business is an “Engineering Hardware” business that is distinctly different from our other businesses which are mostly specialty chemical in nature.

b.	The nature of the production processes: As an Engineering hardware business, the nature of the production process is different from our other businesses that are mostly based on specialty chemical production processes.

c.	The type or class of customer for their products and services: The customers of the ISP business (i.e. satellite manufacturers) are distinct and different from our other businesses that are mostly specialty chemical customers.

d.	The methods used to distribute their products or provide their services: As an Engineering hardware business, the nature of the distribution process is

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different from our other businesses that are mostly based on specialty chemical distribution.

e.	The nature of the regulatory environment: The regulatory environment for the aerospace hardware business is significantly different from that of our other businesses.

Comment No. 22

     Revise your disclosure to provide the product line disclosure required by paragraph 37 of SFAS 131.

Response No. 22

     Our operations have three groups of products and services: (i) specialty chemicals, (ii) engineering equipment, and (iii) beginning in fiscal 2005, aerospace equipment. Our three operating segments follow these groups of products: (i) the Specialty Chemicals segment reports our chemical sales, (ii) the Aerospace Equipment segment reports our aerospace equipment sales, and (iii) the Other Businesses segment reports our engineering equipment and real estate activities. With the low level of real estate activities in fiscal 2004 (which is expected to continue to decrease in the future), the Other Business segment is almost entirely comprised of our engineering equipment activities. Thus our reported operating segments provide the product line grouping disclosure required by paragraph 37 of SFAS 131. Providing further sub-group product disclosure would be impracticable for us.

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* *

     Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (702) 699-4166 or our counsel, John Campbell of Morrison & Foerster LLP at (415) 268-7197 or Lior Zorea of Morrison & Foerster LLP at (415) 268-6832. Thank you for your assistance.

Very truly yours,

/s/ Seth L. Van Voorhees

Seth L. Van Voorhees,
Vice President, Treasurer, Chief Financial
Officer and Secretary

cc:	John Campbell, Esq. Morrison & Foerster LLP Lior Zorea, Esq. Morrison & Foerster LLP